# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AvidXchange Holdings, Inc., CIK 0001858257
CUSIP: 05368X102
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 1210 AvidXchange Lane, Charlotte, North Carolina (NC), 28206
Date of event which requires filing of this statement: 10/15/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001886695

## Reporting persons
- Michael Praeger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: AvidXchange Holdings, Inc.
Address of issuer's principal executive offices: 1210 AvidXchange Lane, Charlotte, NC 28206

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Michael Praeger (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of the Reporting Person is 1210 AvidXchange Lane, Charlotte, NC 28206.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: This amendment to Schedule 13G is being filed on behalf of the Reporting Person to report that, as of the date hereof, the Reporting Person does not beneficially own any shares of Common Stock.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Michael Praeger: /s/ Michael Praeger, Michael Praeger (10/15/2025)